Exhibit (m)(3)

AFBA 5STAR FUNDS

DISTRIBUTION PLAN

(Class C Shares)

The following Distribution Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) by AFBA 5Star Funds (the “Trust”) for the Class C shares of the series listed on Schedule A attached hereto, as it may be amended from time to time (each a “Fund”). This Plan was approved by a majority of the Trust’s Board of Trustees (the “Board” or the “Trustees”), including a majority of the Trustees who are not interested persons of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan and any agreement related to it (the “Independent Trustees”), by votes cast in person at a meeting called for the purpose of voting on this Plan.

In reviewing this Plan, the Board considered the proposed schedule and nature of payments under this Plan and the Distribution Agreement entered into between the Trust and PFPC Distributors, Inc. (it and any subsequent principal distributor of Class C shares of the Portfolios, the “Distributor”). The Board concluded that the proposed compensation of the Distributor under this Plan for promotion and distribution of the Funds’ Class C shares is fair and not excessive. Accordingly, the Board determined that this Plan should provide for such compensation and that adoption of this Plan would be prudent and in the best interests of each Fund and its Class C shareholders. Such approval included a determination that in the exercise of reasonable business judgment of the Board and in light of the fiduciary duties of the Board, there is a reasonable likelihood that the Plan will benefit the Trust and each Fund and its shareholders.

The provisions of this Plan are:

1.        The Trust shall pay to the Distributor a fee in the amount of 0.75% per annum of the average daily net assets of the Trust attributable to each Fund’s Class C shares (or such lesser amount as may be established from time to time by a majority of the Board, including a majority of the Independent Trustees) for advertising, marketing and distributing each Fund’s Class C shares. Such fee shall be payable from the assets attributable to the Class C shares of such Fund and shall be paid in monthly installments promptly after the last day of each calendar month.

2.        In exchange for the fee payable under paragraph 1 of this Plan, the Distributor agrees to incur distribution expenses with respect to the Class C shares of the Funds. For purposes of this Plan, “distribution expenses” shall mean expenses incurred for distribution activities encompassed by Rule 12b-1 under the 1940 Act, which may include public relations services, telephone services, sales presentations, media charges, preparation, printing and mailing of advertising and sales literature, data processing necessary to support a distribution effort, printing and mailing prospectuses and reports used for sales purposes, as well as any sales commissions or service fees paid to broker-dealers or other financial institutions who have executed sales or service agreements with the Trust or the Distributor, which forms of agreements have been approved by a majority of the Board, including a majority of the Independent Trustees, and who sell or provide support services in connection with the distribution of the Class C shares of the Funds.

3.        Nothing in this Plan shall operate or be construed to limit the extent to which the Funds investment manager (the “Manager”) or any other person, other than the Trust, may incur costs and bear expenses associated with the distribution of the Class C shares of the Funds.

4.        From time to time, the Manager may make payments to third parties out of its management fee, not to exceed the amount of that fee, including payments of fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of Class C shares of the Funds within the context of Rule 12b-1 under the 1940 Act, such payments shall be deemed to be authorized by this Plan.

5.        The persons authorized to make payments on behalf of the Trust pursuant to this Plan and the Distributor shall collect and monitor the documentation of payments made to the Distributor pursuant to paragraph 1 of this Plan and the distribution expenses incurred by the Distributor pursuant to paragraph 2 of this Plan. On a quarterly basis, such persons shall furnish to the Board for its review a written report of such payments and expenses for the previous fiscal quarter, and they shall furnish the Board with such other information as the Board may reasonably request in connection with the payments made under this Plan in order to enable the Board to make an informed determination of whether this Plan should be continued.

6.        This Plan shall continue in effect as to any Fund for a period of more than one year only so long as such continuance is specifically approved at least annually by a majority of the Board, including a majority of the Independent Trustees, by votes cast in person at a meeting called for the purpose of voting on this Plan.

7.        This Plan and each agreement entered into pursuant to this Plan may be terminated as to any Funds at any time, without penalty, by vote of a majority of the outstanding Class C shares of the Fund, or by vote of a majority of the Independent Trustees, on not more than sixty (60) days’ written notice.

8.        This Plan and each agreement entered into pursuant to this Plan may not be amended to increase materially the amount to be spent by the Trust pursuant to paragraph 1 of this Plan without approval by a majority of the outstanding Class C shares of the Funds.

9.        All material amendments to this Plan or to any agreement entered into pursuant to this Plan shall be approved by a majority of the Board, including a majority of the Independent Trustees, by votes cast in person at a meeting called for the purpose of voting on any such amendment.

10.        So long as this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of such Independent Trustees.

11.        So long as this Plan is in effect, a majority of the Board shall be composed of Independent Trustees.

12.        So long as this Plan is in effect, any person who acts as legal counsel for the Independent Trustees shall be “independent legal counsel,” as such term is defined in Rule 0-1(a)(6)(ii) of the 1940 Act.

13.        This Plan is effective on July 31, 2008 and was amended November 13, 2008.

Schedule A

to the AFBA 5Star Funds

Distribution Plan (Class C Shares)

Name of Portfolio	Effective Date

AFBA 5Star Mid Cap Value Fund	July 31, 2008
AFBA 5Star Small Cap Fund	July 31, 2008
AFBA 5Star Large Cap Growth Fund	July 31, 2008
AFBA 5Star Balanced Fund	July 31, 2008
AFBA 5Star Total Return Bond Fund	July 31, 2008
AFBA 5Star Science & Technology Fund	July 31, 2008